FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November15, 2018

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Half 2019 Results

Company Announces First Half Cash Dividend of $0.06 Per Share

FOR IMMEDIATE RELEASE

MACAO (November 15, 2018) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2019, ended September 30, 2018.

Net sales for the six months ended September 30, 2018 were $34.8 million, an increase of 16.9% compared to net sales of $29.8 million for the six months ended September 30, 2017. Net sales decreased by 1% to $13.6 million in the plastic segment and increased by 32.4% to $21.2 million in the Company’s electronic segment.

Total gross margin decreased to 13.8% of net sales during the six months ended September 30, 2018, as compared to 19.6% of net sales in the same period last year.  Gross profit margin in the plastic segment decreased to 16.4% of net sales for the first half of fiscal 2019, compared to 24.3% of net sales for the corresponding period of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to increases in raw materials cost, offsetting a slight decrease in labor costs and subcontracting charges, as a percentage of sales. Gross profit margin in the electronic segment decreased to 12.1% of net sales for the first half of fiscal 2019, compared to 15.5% of net sales for the corresponding period of last fiscal year. The decrease in gross margin in the electronic segment was mainly attributable to an increase in raw materials costs, as a percentage of net sales. Operating income in the first half of fiscal 2019 was $0.2 million, compared to operating income of $1.6 million for the same period of fiscal 2018.

The Company reported net income of $2.8 million for the six months ended September 30, 2018, compared to net income of $3.7 million for the six months ended September 30, 2017. This was primarily due to a decrease in gross profit, as a percentage of sales, for the six months ended September 30, 2018. Deswell reported basic and diluted income per share of $0.17 for the first half of fiscal 2019 (based on 15,885,000 and 15,975,000 weighted average shares outstanding, respectively), compared to basic and diluted income per share of $0.23 (based on 15,885,000 weighted average shares outstanding), for the six months ended September 30, 2017.

The Company's financial position remained strong, with $15.5 million in cash and cash equivalents and working capital totaled $53.4 million as of September 30, 2018. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2018.

Mr. Edward So, Chief Executive Officer, commented, “We saw solid double-digit growth in our consolidated revenue driven by a 32% improvement in our electronic segment.  This revenue increase was primarily attributable to increased orders from new and existing customers for professional audio equipment and home entertainment products.  Gross margin in both our plastics and electronics business was lower during the period due to higher raw material costs.  Throughout the first half of the fiscal year, the entire electronics industry faced shortages of semiconductors and other electronic components.  While this impacted our margins, we were able to proactively manage the situation with our customers and effectively service their needs.  Our balance sheet remains strong, and we continue to focus on expanding our business with both new and existing customers. On the other hand, in order to mitigate the uncertainties caused by the trade war between the US and China, we are studying the feasibility of reallocating part of the production to Southeast Asian countries.”

First Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.06 per share for the first half of the fiscal year ended September 30, 2018.  The dividend will be payable on December 18, 2018 to shareholders of record as of November 27, 2018.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30,	March 31,
	2018	2017
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$15,482	$15,192
Fixed deposits maturing over three months	500	2,190
Time deposits maturing over twelve months – current portion	2,923	3,129
Marketable securities	18,937	17,282
Accounts receivable, net	19,288	15,912
Inventories	12,970	12,933
Prepaid expenses and other current assets	1,951	2,267
Total current assets	72,051	68,905
Property, plant and equipment - net	30,612	31,494
Total assets	$102,663	$100,399

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$9,189	$8,596
Accrued payroll and employee benefits	5,566	5,566
Customer deposits	1,370	1,707
Other accrued liabilities	1,915	1,873
Income taxes payable	626	603
Total current liabilities	18,666	18,345

Deferred income tax liabilities	596	775
Total liabilities	19,262	19,120

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares;
15,885,239 shares issued and outstanding as of September 30, 2018 and
March 31, 2018	53,063	53,063
Additional paid-in capital	5,184	5,184
Accumulated other comprehensive income	5,316	5,316
Retained earnings	19,838	17,716
Total shareholders' equity	83,401	81,279
Total liabilities and shareholders' equity	$102,663	$100,399

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2018	2017

Net sales	$34,795	$29,759
Cost of sales	30,005	23,938
Gross profit	4,790	5,821
Selling, general and administrative expenses	4,763	4,434
Other income (expense), net	223	198
Operating income (loss)	250	1,585
Non-operating income, net	2,482	2,130
Income before income taxes	2,732	3,715
Income taxes	(25)	46
Net income attributable to Deswell Industries, Inc.	$2,757	$3,669

Other comprehensive income (loss)	$-	$-
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$2,757	$3,669

Net income per share attributable to
Deswell Industries, Inc.
Basic:
Net income per share	$0.17	$0.23
Weighted average common shares outstanding
shares (in thousands)	15,885	15,885

Diluted:
Net income per share	$0.17	$0.23
Weighted average number of shares
outstanding (in thousands)	15,975	15,885

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)
	Six months ended	Six months ended
	September 30,	September 30,
	2018	2017
Cash flows from operating activities :
Net income	$2,757	$3,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,099	1,054
(Reversal of) provision for doubtful accounts	58	(84)
Allowances for obsolete inventories	69	85
(Gain) Loss on disposal of property, plant and equipment	(1)	17
Unrealized holding gain on marketable securities	(1,109)	(537)
Realized gain on disposal of marketable securities	(396)	(340)
Scrip dividend received	-	(139)
Deferred tax	(179)	3
Changes in operating assets and liabilities :
Accounts receivable	(3,434)	(1,780)
Inventories	(106)	(2,608)
Prepaid expenses and other current assets	316	443
Accounts payable	593	1,843
Accrued payroll and employee benefits	-	765
Customer deposits	(337)	(50)
Other accrued liabilities	42	(257)
Income taxes payable	23	54
Net cash provided by (used in) operating activities	(605)	2,138

Cash flows from investing activities
Purchase of property, plant and equipment	(229)	(577)
Proceeds from disposal of property, plant and equipment	13	6
Purchase of marketable securities	(5,004)	(435)
Proceeds from disposal of marketable securities	4,854	1,928
Increase in fixed deposits maturing over three months	1,690	3,306
(Increase in) decrease in fixed deposits maturing over twelve months	206	(1,619)
Net cash provided by investing activities	1,530	2,609

Cash flows from financing activities
Dividend paid	(635)	(1,112)
Net cash used in financing activities	(635)	(1,112)

Cash effect of exchange rate changes	-	-

Net increase (decrease) in cash and cash equivalents	290	3,635
Cash and cash equivalents, at beginning of period	15,192	8,078
Cash and cash equivalents, at end of period	15,482	11,713

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	-	8

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2018 and March 31, 2018, the results of operations for the six months ended September 30, 2018 and September 30, 2017, and the cash flows for the six months ended September 30, 2018 and September 30, 2017.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 13, 2018 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

  Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2018
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities

Equity securities	$15,473	$1,809	$17,282

	September 30, 2018
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities

Equity securities	$16,019	$2,918	$18,937

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities for the six months ended September 30, 2018 is included in the non-operating income of the consolidated statement of income (loss).

During the first half of fiscal 2019, there was a realized gain of $396 from the sale of marketable securities.

3.       Inventories

	September 30,	March 31,
	2018	2018
Inventories by major categories :

Raw materials	$6,616	$6,961

Work in progress	4,496	3,698

Finished goods	1,858	2,274
	$12,970	$12,933

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2018 and 2017 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

The Company’s reportable segments are strategic business units that offer different products and services.  The Company used to include the corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection.  Beginning with this first half year results analysis, the corporate expenses are separately addressed in relevant sections below for a more precise analysis of the Company’s financial performance.

Six Months Ended September 30, 2018 Compared to Six Months Ended September 30, 2017

Net Sales - The Company's net sales for the six months ended September 30, 2018 were $34,795,000, an increase of $5,036,000 or 16.9%, as compared to $29,759,000 in the corresponding period in fiscal 2018. The increase was mainly related to an increase in sales revenues of $5,179,000 in the electronic segment and a decrease of $143,000 or 1% in the plastic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was related to an increase in orders from existing customers of $1,918,000 mainly for printing products, offsetting a decrease in orders from other existing customers of $2,031,000, mainly for telephone, office equipment motor vehicle and other products.

The revenue increase in the electronic segment was mainly due to an increase in orders of $5,179,000 from new and existing customers for professional audio equipment and home entertainment products.

Gross Profit - Gross profit for the first half of fiscal 2019 was $4,790,000, representing a gross margin of 13.8%. This compared with the overall gross profit and gross margin of $5,821,000 or 19.6% for the first half of fiscal 2018.

Gross profit in the plastic segment decreased by $1,106,000 to $2,236,000 or 16.4% of net sales for the six months ended September 30, 2018, as compared to $3,342,000 or 24.3% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to the decrease in unit prices of existing products.

Gross profit in the electronic segment increased by $75,000 to $2,554,000 or 12.1% of net sales for the six months ended September 30, 2018, as compared to $2,479,000 or 15.5% of net sales, for the same period of last fiscal year.  As a percentage of sales, the gross margin decreased mainly due to increase in raw materials, as compared with the same period of last fiscal year.  The increase in raw materials costs was attributed to the shortage of semiconductor and other electronic components in the first half of fiscal 2019.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2018 were $4,763,000 or 13.7% of total net sales, as compared to $4,434,000 or 14.9% of total net sales for the six months ended September 30, 2017.

Corporate expenses decreased by $186,000 to $592,000 for the six months ended September 30, 2018 as compared to $778,000 for the same period ended September 30, 2017. The decrease was primarily related to the decrease in the provision for long service compensation.

SG&A expense in the plastic segment increased slightly to $2,236,000 or 16.4% of net sales for the first half of fiscal 2019, compared to $2,040,000 or 14.8% of net sales for the corresponding period in fiscal 2018. The increase in SG&A expense was mainly due to increases of $29,000 in audit fee, legal and professional fees, offsetting a decrease of $21,000 in selling expense, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $319,000 to $1,935,000 or 9.1% of net sales for the six months ended September 30, 2018, compared to $1,616,000 or 10.1% of net sales for the corresponding period in fiscal 2018. The increase was primarily related to the increase of $121,000 in administrative staff cost, $152,000 in local government and registration charges, and $33,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $223,000 for the six months ended September 30, 2018, as compared to other operating expense of $198,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2018 was $99,000, as compared to other income of $265,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to an exchange loss of $71,000 and a provision of $58,000 for doubtful debts, offsetting a gain of $27,000 from disposal of materials, during the first half of fiscal 2019, as compared to an exchange gain of $205,000 and the reversal of a provision of $84,000 for doubtful debts during the same period of fiscal 2018.

Other income attributable to the electronic segment for the six months ended September 30, 2018 was $322,000, as compared to other expense of $67,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to an increase of $436,000 in exchange gains, offsetting a decrease of $55,000 in gain from disposal of materials during the six months ended September 30, 2018, as compared to the same period of last fiscal year.

Operating income - Operating income was $250,000 for the six months ended September 30, 2018, as compared to operating income of $1,585,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $592,000 and $778,000 were incurred during the fiscal year of 2019 and 2018, respectively.

On a segment basis, the operating loss of the plastic segment was $99,000 in the six months ended September 30, 2018, as compared to operating income of $1,567,000 in the corresponding period in fiscal 2018.   The decrease in operating income in the plastic segment was mainly due to the decrease in gross margin as described above.

The electronic segment reported operating income of $941,000 in the six months ended September 30, 2018, compared to an operating income of $796,000 in the corresponding period in fiscal 2018.  The increase in operating income was due to the increase in other income as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2018 was $2,482,000, as compared to non-operating income of $2,130,000 in the year-ago six months.  The increase was primarily due to a increases of $573,000 in unrealized holding gain on the fair value of marketable securities and $217,000 in rental income, which offset decreases of $115,000 in dividend income from securities investments and of $340,000 in other income during the six months ended September 30, 2018, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2018 represented an income tax expense of $124,000 and a deferred tax benefit of $149,000, as compared to an income tax expense of $67,000 and a deferred tax benefit of $21,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $51,000 and a deferred tax benefit of $149,000 in the plastic segment for the six months ended September 30, 2018, as compared to income tax expense of $33,000 and a deferred tax benefit of $21,000 during the year-ago six months.  Income tax of the electronic segment was $73,000 for the six months ended September 30, 2018, as compared to income tax expense of $34,000 for the corresponding six months of fiscal 2018.

Net income – The Company had a net income of $2,757,000 for the six months ended September 30, 2018, as compared to net income of $3,669,000 for the six months ended September 30, 2017.   The decreased net income for the first six months of fiscal 2019 was mainly attributed to the decrease in gross margin as described above.

Corporate expenses of $592,000 and $778,000 were incurred during the first six months of fiscal year of 2019 and 2018, respectively.

Net income for the plastic segment for the six months ended September 30, 2018 totaled $2,021,000, as compared to net income of $3,155,000 for the corresponding six months in fiscal 2018. Decrease in net income in the first six months of fiscal 2019 for the plastic segment was mainly the result of a decrease in gross margin as described above.

Net income for the electronic segment for the six months ended September 30, 2018 was $1,328,000, compared to net income of $1,292,000 for the corresponding six months of fiscal 2018.  Improvement in the first six months of fiscal 2019 for the electronic segment was mainly attributable to the increase in other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2018, the Company had working capital of $53,385,000 as compared to $50,560,000 at March 31, 2018.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2018.

As of September 30, 2018, the Company had cash and cash equivalents $15,482,000, as compared to $11,713,000 at September 30, 2017.  During the six months ended September 30, 2018, net cash used in operating activities was $605,000. Net cash provided by investing activities was $1,530,000, mainly due to cash provided by proceeds of $4,854,000 from the sale of marketable securities and of $13,000 from the sale of fixed assets, and decreases of $1,690,000 in fixed deposits maturing over three months, and of $206,000 in fixed deposits maturing over twelve months offsetting cash used in purchases of fixed assets of $229,000 and of marketable securities of $5,004,000 during the first half of fiscal 2019.   Net cash used in financing activities was comprised mainly of $635,000 in payment for dividends during the six months ended September 30, 2018.

As of September 30, 2018, the Company had no general banking facilities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: November 15, 2018